Exhibit 99.1

noco-noco Inc Announces Grant of Temporary Exception to remain listed on Nasdaq

SINGAPORE, August 26, 2024 (GLOBE NEWSWIRE) — noco-noco Inc (the "Company”) received a hearing decision letter (the “Decision Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Decision Letter gave the Company an exception period until October 30, 2024 to regain compliance with Listing Rule 5550(a)(2) (the “Bid Price Rule”) and Listing Rule 5550(b)(2) (the “MVLS Rule”) or any of the alternatives outlined in Listing Rule 5550(b).

Accordingly, the Nasdaq Hearings Panel granted the Company’s request for continued listing on The Nasdaq Capital Market, subject to certain conditions, including the reverse stock split, a series of debt and equity financings, and prompt notification of any significant events during the exception period that may affect the Company’s compliance with Nasdaq requirements.

About noco-noco:

noco-noco Inc. (Nasdaq NCNC) is a technology solutions provider working to accelerate the global transformation to a decarbonized economy. Building its business on X-SEPA™ — the revolutionary battery separator technology developed in Japan and designed for long-lasting and high heat-resistant performance— noco-noco addresses the need for clean, affordable, and sustainable energy storage solutions.

Read more about noco-noco:

https://noco-noco.com/

Safe Harbor Statement:

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and information currently available to noco-noco. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections, or other characterizations of future events or circumstances, the markets in which noco-noco operates as well as any information concerning possible or assumed future results of operations of noco-noco, are also forward-looking statements. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although noco-noco believes that it has a reasonable basis for each forward-looking statement contained in this communication, noco-noco cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. noco-noco cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the impact of the global pandemic like COVID-19, the outcome of any potential litigation, government or regulatory proceedings, and other risks and uncertainties. There may be additional risks that noco-noco presently does not know or that noco-noco currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by noco-noco and its respective directors, officers or employees or any other person that noco-noco will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of noco-noco as of the date of this communication. Subsequent events and developments may cause those views to change. However, while noco-noco may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of noco-noco as of any date subsequent to the date of this communication.